SHEFFIELD STEEL CORPORATION

220 N. Jefferson Street

Sand Springs, Oklahoma 74063

March 7, 2005

BY EDGAR AND FAX (202-942-9531)

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sheffield Steel Corporation

Registration Statement on Form S-4 (File No. 333-121176)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Sheffield Steel Corporation (the “Company”) and Sand Springs Railway Company, a co-registrant (together with the Company, the “Registrants”), request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Registrants’ Registration Statement on Form S-4 (File No. 333-121176) to occur Thursday, March 10, 2005 at 2:00 p.m. (EST), or as soon as possible thereafter.

In connection with this request, the Registrants acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the Registrants is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call Stacie S. Aarestad at 617-239-0314 of Palmer & Dodge LLP.

Very truly yours,

/s/    Stephen R. Johnson

Stephen R. Johnson

Vice President and Chief

    Financial Officer

cc: Matthew J. Gardella

    Palmer & Dodge LLP